                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*



                          Republic Group Incorporated
                          ---------------------------
                                (Name of Issuer)

                          Common Stock $1.00 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  760 473 108
                                  -----------
                                 (CUSIP Number)

   Janey S. Rife, P.O. Box 1307, Hutchison, Kansas 67504-1307, (316) 727-2711
   --------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 9, 1996
                                  ------------
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 760 473 108                                      PAGE 2  OF 48 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      A.M. RHYNE & CO. LIMITED
      (Phil Simpson, Managing General Partner)
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      TEXAS
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                     1,953,140 (MR. PHIL SIMPSON, AS MANAGING
          NUMBER OF                  GENERAL PARTNER OF THE REPORTING PERSON,
                                     HAS SOLE VOTING POWER OVER THE SHARES)
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   --
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER
                                     1,953,140 (MR. PHIL SIMPSON, AS MANAGING
          REPORTING                  GENERAL PARTNER OF THE REPORTING PERSON,
                                     HAS SOLE DISPOSITIVE POWER OVER THE SHARES)
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     --
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,953,140
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      18.37%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      PN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 760 473 108                                      PAGE 3  OF 48 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      PHIL SIMPSON
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      USA
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     2,035,185
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   --
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,953,140
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     --
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,042,685
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      19.25%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                                              PAGE 4 OF 48 PAGES


ITEM 1.  SECURITY AND ISSUER.

         The securities to which this schedule 13D relates are the shares of common stock, $1.00 par value per share (the "Common Stock"), of Republic Group Incorporated, a Delaware corporation (the "Issuer"), whose principal executive offices are located at P.O.Box 1307, Hutchison, Kansas 67504-1307.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by A. M. Rhyne & Co. Limited, a Texas limited partnership (the "Partnership") and Mr. Phil Simpson. Mr. Phil Simpson is the Managing General Partner of the Partnership and Mrs. Lorraine Hammerich Simpson, the spouse of Mr. Phil Simpson ("Mrs. Simpson"), and Mr. David P. Simpson, the adult son of Mr. Phil Simpson and Mrs. Simpson, are General Partners of the Partnership. Pursuant to the Partnership Agreement (as hereinafter defined), Mr. Phil Simpson has sole and exclusive voting and dispositive power with respect to the shares owned by the Partnership. The Partnership and Mr. Phil Simpson, are collectively referred to hereinafter as the "Reporting Persons."

         The Partnership's principal purposes are to own, operate and maintain the partnership assets for investment and/or capital appreciation and to provide a means for the partners to preserve the partnership assets for various purposes, including estate planning.


         Mr. Phil Simpson's principal occupation is the Chairman of the Board, President and Chief Executive Officer of the Issuer. Mr. Simpson is a citizen of the United States of America.

         Mrs. Simpson's principal occupation is a housewife. Mrs. Simpson is a citizen of the United States of America.

         Mr. David P. Simpson's principal occupation is the General Partner of Avinger Timber Co. Limited (timberland and related investments), President of Simpson Publishing Company (religious publications), and the Mayor of the City of Avinger, Texas. Mr. David P. Simpson is a citizen of the United States of America.

         The business address of each of the Partnership, Mr. Phil Simpson and Mrs. Simpson is P.O. Box 750, Dallas, Texas 75221. The business address of each of Mr. David P. Simpson, Avinger Timber Co. Limited and Simpson Publishing Company is P.O. Box 100, Avinger, Texas 75630-0100.

         None of the Reporting Persons, Mrs. Simpson or Mr. David P. Simpson have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years; or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of their being subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                                                              PAGE 5 OF 48 PAGES


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 1,953,140 shares of Common Stock beneficially owned by the Partnership were acquired by the Partnership through transfers effected on July 9, 1996 by the Simpson Family Trust (1,944,740 shares) and Mrs. Simpson (8,400 shares). Mr. Phil Simpson beneficially owns the 1,953,140 shares of Common Stock by virtue of being the Managing General Partner of the Partnership. In addition, Mr. Phil Simpson beneficially owns 89,545 shares of Common Stock, including 7,500 shares which he has the right to acquire within sixty (60) days under the Issuer's stock option plan and 82,045 shares allocated to him under the Issuer's Employee Stock Ownership Plan ("ESOP").

ITEM 4.  PURPOSE OF TRANSACTION.

         The transfers made by the Simpson Family Trust and Mrs. Simpson as reported in Item 3 above were primarily for estate planning and investment purposes. The Reporting Persons intend to hold the shares reported herein for investment purposes. The Reporting Persons may, however, from time to time, in the ordinary course of their business invest on behalf of themselves or their partners, respectively, in additional shares of Common Stock, or may engage, depending upon market conditions and other relevant factors in a sale or other disposition of all or a portion of the shares of Common Stock being reported herein. Except as otherwise stated below, the Reporting Persons have no present plans or proposals which relate to or would result in any extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer, a change in the present Board of Directors or management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business corporate structure, changes in the Issuer's Charter or Bylaws or with respect to the delisting or deregistration of any of the Issuer's securities. Mr. Phil Simpson, on behalf of himself and the Partnership, intends to vote the shares reported herein in favor of the proposals presented in the Proxy Statement dated August 27, 1996 filed with the Securities and Exchange Commission in preliminary form (the "Proxy Statement"), which proposals include:

         (i) the addition of a "fair price" provision to the Issuer's Certificate of Incorporation requiring that certain business combinations with interested 15% stockholder of the Issuer (or certain related parties) be approved by the vote of the holders of not less than 66-2/3% of the total voting power of all outstanding shares of voting stock (excluding shares held by such interested stockholders and certain related parties), unless the business combination is approved by a majority of the continuing directors or certain procedural and fair price requirements are satisfied;

         (ii) the amendment of the Issuer's Certificate of Incorporation to add a requirement that action by stockholders only be taken at an annual or special meeting and not by written consent;

         (iii) the amendment of the Issuer's Certificate of Incorporation to add a requirement that adoption, amendment, alteration or repeal of the Amended and Restated Bylaws of the Company by the stockholders requires the vote of the holders of not less than 66-2/3% of the total voting power of all

                                                              PAGE 6 OF 48 PAGES


                 outstanding shares of voting stock, and, if such action has been proposed by an interested 15% stockholder (or certain related parties), the additional vote of the holders of not less than 66-2/3% of the total voting power of all outstanding shares of voting stock not beneficially owned by such interested stockholder or such related parties;

         (iv) the amendment of the Issuer's Certificate of Incorporation to add a requirement that amendment, alteration or repeal of the foregoing amendments to the Certificate of Incorporation that are approved, as well as the amendment to be added by this proposal, requires the vote of the holders of not less than 66-2/3% of the total voting power of all outstanding shares of voting stock, and, if such action has been proposed by an interested 15% stockholder (or certain related parties), the additional vote of the holders of not less than 66-2/3% of the total voting power of all outstanding shares of voting stock not beneficially owned by such interested stockholder or such related parties;

         (v) the amendment of the Issuer's Certificate of Incorporation to increase the total number of shares of Common Stock that the Company shall have the authority to issue from 25,000,000 to 35,000,000; and

         (vi) certain amendments to the Issuer's 1989 Long-Term Incentive Plan and Non- Employee Director Stock Option Plan.

According to the Proxy Statement, the above proposals are not in response to any effort, of which the Issuer is aware, to accumulate the Issuer's Common Stock or to obtain control of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Persons beneficially own, in the aggregate, 2,042,685 shares of Common Stock. Of such aggregate amounts, the Partnership owns 1,953,140 shares which represents approximately 18.37% of the outstanding shares of the Issuer (based upon information contained in the Issuer's Form 10-Q for the period ending March 31, 1996, which reported 10,603,604 shares of Common Stock). As provided for under the Agreement of Limited Partnership, executed to be effective as of January 1, 1996, and amended as of September __ , 1996 (the "Partnership Agreement") (Exhibit B), Mr. Phil Simpson, Mrs. Simpson and Mr. David P. Simpson have designated, by unanimous consent, Mr. Phil Simpson as the Managing General Partner, effective as of January 6, 1996 (a copy of the Unanimous Consent of General Partners is attached at Exhibit C). As a result of such designation, Mr. Phil Simpson has sole and exclusive power to vote or dispose of all the 1,953,140 shares on behalf of the Partnership.

         In addition, as reported in Item 3 above, Mr. Phil Simpson beneficially owns 89,545 shares of Common Stock. Of such amounts, Mr. Phil Simpson has sole voting power with respect to the 82,045 shares allocated to him under the Issuer's ESOP which represents approximately 0.77% of the outstanding shares of the Issuer. The Trustee of the Issuer's ESOP has sole dispositive power over such shares. Mr. Phil Simpson has neither voting nor dispositive power with respect to the 7,500 shares which he has the right to acquire within sixty (60) days under the Issuer's

                                                              PAGE 7 OF 48 PAGES


stock option plan, which shares represents approximately 0.071% of the outstanding shares of the Issuer.

         Mrs. Simpson owns no shares of Common Stock over which she has sole or shared voting or dispositive power. Mr. David P. Simpson beneficially owns 132,239 shares of Common Stock which represents approximately 1.25% of the outstanding shares of the Issuer. Of such amounts, Mr. David P. Simpson has sole voting and dispositive power over 131,347 shares and shared voting and dispositive power over 892 shares owned by his spouse.

         The Reporting Persons, Mrs. Simpson and Mr. David P. Simpson have not engaged in any transactions in the Issuer's Common Stock within the past sixty
(60) days. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock being reported herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as provided for under the Partnership Agreement pursuant to which Mrs. Simpson and Mr. David P. Simpson delegated the sole voting and dispositive power over the shares beneficially owned by the Partnership to Mr. Phil Simpson, the Managing General Partner, the Reporting Persons, Mrs. Simpson and Mr. David P. Simpson have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT.

         Exhibit A - Joint Filing Agreement Pursuant to Rule 13d-1(f)(1)(iii).

         Exhibit B - Agreement of Limited Partnership, executed to be effective as of January 1, 1996, and amended as of September 19, 1996.

         Exhibit C - Unanimous Consent of General Partners of A.M. Rhyne & Co.
                     Limited dated August 8, 1996.

                                                              PAGE 8 OF 48 PAGES


                                   SIGNATURE

    After reasonable inquiry to the best of my knowledge and behalf, I certify that the information set forth in this statement is true, complete and correct.

                                        A.M. Rhyne & Co. Limited



                                        By: /s/ PHIL SIMPSON
                                            -------------------------------
                                            Phil Simpson
                                            Managing General Partner



                                        /s/ PHIL SIMPSON
                                        -----------------------------------
                                        Phil Simpson



Dated:  September 13, 1996

                                                              PAGE 9 OF 48 PAGES


                                                                       EXHIBIT A


                             JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(f)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of this statement and any subsequent amendment thereto.

                                        A.M. Rhyne & Co. Limited



                                        By: /s/ PHIL SIMPSON
                                            -------------------------------
                                            Phil Simpson
                                            Managing General Partner



                                        /s/ PHIL SIMPSON
                                        -----------------------------------
                                        Phil Simpson



Dated:  September 13, 1996

                                                             PAGE 10 OF 48 PAGES


                                                                       EXHIBIT B

================================================================================



                        AGREEMENT OF LIMITED PARTNERSHIP


                                       OF


                            A.M. RHYNE & CO. LIMITED

                         (A TEXAS LIMITED PARTNERSHIP)



================================================================================

                                                             PAGE 11 OF 48 PAGES


                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
ARTICLE 1 - DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . .     1
         1.1       "Act"  . . . . . . . . . . . . . . . . . . . . . . . .     1
         1.2       "Adjusted Capital Account" . . . . . . . . . . . . . .     1
         1.3       "Adjusted Capital Account Deficit" . . . . . . . . . .     1
         1.4       "Affiliate"  . . . . . . . . . . . . . . . . . . . . .     1
         1.5       "Agreement"  . . . . . . . . . . . . . . . . . . . . .     2
         1.6       "Appraisal"  . . . . . . . . . . . . . . . . . . . . .     2
         1.7       "Assignee" . . . . . . . . . . . . . . . . . . . . . .     2
         1.8       "Assignor" . . . . . . . . . . . . . . . . . . . . . .     2
         1.9       "Available Cash" . . . . . . . . . . . . . . . . . . .     2
         1.10      "Bankruptcy" . . . . . . . . . . . . . . . . . . . . .     2
         1.11      "Book Value" . . . . . . . . . . . . . . . . . . . . .     2
         1.12      "Capital Account"  . . . . . . . . . . . . . . . . . .     3
         1.13      "Capital Contribution" . . . . . . . . . . . . . . . .     3
         1.14      "Capital Transaction"  . . . . . . . . . . . . . . . .     3
         1.15      "Code" . . . . . . . . . . . . . . . . . . . . . . . .     3
         1.17      "Fiscal Year"  . . . . . . . . . . . . . . . . . . . .     4
         1.18      "General Partner"  . . . . . . . . . . . . . . . . . .     4
         1.19      "Gross Income" . . . . . . . . . . . . . . . . . . . .     4
         1.20      "Limited Partner"  . . . . . . . . . . . . . . . . . .     4
         1.21      "Net Proceeds of a Capital Transaction"  . . . . . . .     4
         1.22      "Net Profit and Net Loss"  . . . . . . . . . . . . . .     4
         1.23      "Net Profit and Net Loss from Capital Transactions"  .     5
         1.24      "Net Profit and Net Loss from Operations"  . . . . . .     5
         1.25      "Nonrecourse Deductions" . . . . . . . . . . . . . . .     5
         1.26      "Nonrecourse Liability"  . . . . . . . . . . . . . . .     6
         1.27      "Operations" . . . . . . . . . . . . . . . . . . . . .     6
         1.28      "Optional Loans" . . . . . . . . . . . . . . . . . . .     6
         1.29      "Partner Nonrecourse Debt" . . . . . . . . . . . . . .     6
         1.30      "Partner Nonrecourse Debt Minimum Gain"  . . . . . . .     6
         1.31      "Partners" . . . . . . . . . . . . . . . . . . . . . .     6
         1.32      "Partnership"  . . . . . . . . . . . . . . . . . . . .     6
         1.33      "Partnership Assets" . . . . . . . . . . . . . . . . .     6
         1.34      "Partnership Interest" . . . . . . . . . . . . . . . .     6
         1.35      "Partnership Minimum Gain" . . . . . . . . . . . . . .     6
         1.36      "Partnership Percentage or Percentages"  . . . . . . .     6
         1.37      "Permitted Transferee" . . . . . . . . . . . . . . . .     6
         1.38      "Person" . . . . . . . . . . . . . . . . . . . . . . .     7
         1.39      "Regulations"  . . . . . . . . . . . . . . . . . . . .     7
         1.40      "Reserves" . . . . . . . . . . . . . . . . . . . . . .     7

                                                             PAGE 12 OF 48 PAGES

                                                                           Page
                                                                           ----
ARTICLE 2 - FORMATION AND TERM OF THE PARTNERSHIP . . . . . . . . . . . .     7
         2.1       Name of the Partnership  . . . . . . . . . . . . . . .     7
         2.2       Registered Agent and Registered Office . . . . . . . .     7
         2.3       Time of Formation  . . . . . . . . . . . . . . . . . .     7
         2.4       Filing of Certificate  . . . . . . . . . . . . . . . .     7
         2.5       Term of the Partnership  . . . . . . . . . . . . . . .     8
         2.6       Indemnity Against Preexisting Liabilities  . . . . . .     8
         2.7       Independent Activities . . . . . . . . . . . . . . . .     8

ARTICLE 3 - PURPOSE AND INTENT  . . . . . . . . . . . . . . . . . . . . .     8
         3.1       Purpose and Intent . . . . . . . . . . . . . . . . . .     8
         3.2       Other Jurisdictions  . . . . . . . . . . . . . . . . .     9

ARTICLE 4 - CAPITALIZATION, CONTRIBUTIONS, AND LOANS BY PARTNERS  . . . .     9
         4.1       Capital Accounts . . . . . . . . . . . . . . . . . . .     9
         4.2       Initial Contributions  . . . . . . . . . . . . . . . .    10
         4.3       Duty to Contribute . . . . . . . . . . . . . . . . . .    10
         4.4       Withdrawal of Capital  . . . . . . . . . . . . . . . .    10
         4.5       Additional Contributions . . . . . . . . . . . . . . .    10
         4.6       Adjustment of Partnership Interests  . . . . . . . . .    10
         4.7       Partnership Interests Maintained Separately  . . . . .    10
         4.8       Loans by Partners  . . . . . . . . . . . . . . . . . .    10
         4.9       Liability of Partners  . . . . . . . . . . . . . . . .    11

ARTICLE 5 - COMPENSATION OF THE GENERAL PARTNER AND AFFILIATES  . . . . .    11
         5.1       Compensation . . . . . . . . . . . . . . . . . . . . .    11
         5.2       Interest on Optional Loans . . . . . . . . . . . . . .    11

ARTICLE 6 - MANAGEMENT AND OBLIGATIONS OF THE GENERAL
         PARTNER  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    11
         6.1       General Responsibility and Limitation on the
                   General Partner  . . . . . . . . . . . . . . . . . . .    11
         6.2       Rights, Powers, and Duties of the General Partner  . .    11
         6.3       Waiver of Self-Dealing . . . . . . . . . . . . . . . .    13
         6.4       Limitations on All Partners  . . . . . . . . . . . . .    13

ARTICLE 7 - TRANSFER AND ENCUMBRANCE  . . . . . . . . . . . . . . . . . .    14
         7.1       Restrictions on Transfer . . . . . . . . . . . . . . .    14
         7.2       Partnership Property . . . . . . . . . . . . . . . . .    15
         7.3       Acquisition of an Interest Conveyed Without
                   Authority  . . . . . . . . . . . . . . . . . . . . . .    15
         7.4       Prohibition Against Admission of Additional
                   Partners . . . . . . . . . . . . . . . . . . . . . . .    16
         7.5       Prohibition Against Withdrawal of Limited Partner  . .    17

                                                             PAGE 13 OF 48 PAGES

                                                                           Page
                                                                           ----
ARTICLE 8 - ACCOUNTING  . . . . . . . . . . . . . . . . . . . . . . . . .    17
         8.1       Fiscal Year  . . . . . . . . . . . . . . . . . . . . .    17
         8.2       Books  . . . . . . . . . . . . . . . . . . . . . . . .    17
         8.3       Banking  . . . . . . . . . . . . . . . . . . . . . . .    17
         8.4       No Commingling of Accounts . . . . . . . . . . . . . .    17
         8.5       Access to Books  . . . . . . . . . . . . . . . . . . .    17
         8.6       Tax Returns  . . . . . . . . . . . . . . . . . . . . .    17

ARTICLE 9 - DISTRIBUTIONS AND ALLOCATIONS . . . . . . . . . . . . . . . .    17
         9.1       Distribution of Available Cash . . . . . . . . . . . .    17
         9.2       Distribution of Net Proceeds of a Capital
                   Transaction  . . . . . . . . . . . . . . . . . . . . .    17
         9.3       Distribution of Cash From the Sale of All of the
                   Partnership Assets . . . . . . . . . . . . . . . . . .    18
         9.4       Distributions Not Withdrawn  . . . . . . . . . . . . .    18
         9.5       Transferor-Transferee Shares . . . . . . . . . . . . .    18
         9.6       Negative Capital Accounts  . . . . . . . . . . . . . .    18
         9.7       Liquidation  . . . . . . . . . . . . . . . . . . . . .    18
         9.8       Allocations of Net Profit and Net Loss.  . . . . . . .    19
         9.9       Partnership Minimum Gain Chargeback  . . . . . . . . .    20
         9.10      Minimum Gain Chargeback for Partner Nonrecourse
                   Debt . . . . . . . . . . . . . . . . . . . . . . . . .    20
         9.11      Qualified Income Offset  . . . . . . . . . . . . . . .    20
         9.12      Limit on Loss Allocations  . . . . . . . . . . . . . .    20
         9.13      Net Loss from Partner Nonrecourse Debt . . . . . . . .    21
         9.14      Nonrecourse Deductions . . . . . . . . . . . . . . . .    21
         9.15      Code Section 754 Adjustments . . . . . . . . . . . . .    21
         9.16      Reversal of Mandatory Allocations  . . . . . . . . . .    21
         9.17      Compliance with Code . . . . . . . . . . . . . . . . .    21
         9.18      Tax Allocations -- Code Section 704(c) . . . . . . . .    21
         9.19      Allocation on Transfer . . . . . . . . . . . . . . . .    22
         9.20      Minimum Interest of General Partner  . . . . . . . . .    22

ARTICLE 10 - DISSOLUTION, WINDING UP, AND TERMINATION OF THE
         PARTNERSHIP  . . . . . . . . . . . . . . . . . . . . . . . . . .    22
         10.1      Dissolution  . . . . . . . . . . . . . . . . . . . . .    22
         10.2      Death, Bankruptcy, or Mental Incompetence of
                   Partner  . . . . . . . . . . . . . . . . . . . . . . .    22
         10.3      Continuation . . . . . . . . . . . . . . . . . . . . .    23
         10.4      Prohibition Against Withdrawal of General Partner  . .    23
         10.5      Successor General Partner  . . . . . . . . . . . . . .    24
         10.6      Winding Up . . . . . . . . . . . . . . . . . . . . . .    24

ARTICLE 11 - LIABILITY AND INDEMNIFICATION OF THE GENERAL
         PARTNER  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    24
         11.1      Exoneration  . . . . . . . . . . . . . . . . . . . . .    24

                                                             PAGE 14 OF 48 PAGES

                                                                           Page
                                                                           ----
         11.2      Indemnification  . . . . . . . . . . . . . . . . . . .    24
         11.3      Indemnification of Limited Partner . . . . . . . . . .    25
         11.4      No Personal Liability  . . . . . . . . . . . . . . . .    25

ARTICLE 12 - MISCELLANEOUS PROVISIONS . . . . . . . . . . . . . . . . . .    26
         12.1      Amendment  . . . . . . . . . . . . . . . . . . . . . .    26
         12.2      Notices and Consents . . . . . . . . . . . . . . . . .    26
         12.3      Texas Law to Apply . . . . . . . . . . . . . . . . . .    26
         12.4      Other Instruments  . . . . . . . . . . . . . . . . . .    26
         12.5      Headings . . . . . . . . . . . . . . . . . . . . . . .    26
         12.6      Binding  . . . . . . . . . . . . . . . . . . . . . . .    26
         12.7      Number and Gender  . . . . . . . . . . . . . . . . . .    26
         12.8      Partial Invalidity . . . . . . . . . . . . . . . . . .    27
         12.9      Registration of Interests  . . . . . . . . . . . . . .    27
         12.10     Entire Agreement . . . . . . . . . . . . . . . . . . .    27
         12.11     Meetings and Means of Voting . . . . . . . . . . . . .    27
         12.12     Right to Rely Upon the Authority of the General
                   Partner  . . . . . . . . . . . . . . . . . . . . . . .    27
         12.13     Litigation . . . . . . . . . . . . . . . . . . . . . .    28
         12.14     Partition  . . . . . . . . . . . . . . . . . . . . . .    28
         12.15     General Partner with Interest as Limited Partner . . .    28
         12.16     Counterpart Execution  . . . . . . . . . . . . . . . .    28

                                                             PAGE 15 OF 48 PAGES


                        AGREEMENT OF LIMITED PARTNERSHIP

                                       OF

                            A.M. RHYNE & CO. LIMITED


      This Agreement of Limited Partnership is made and entered into effective as of the 1st day of January, 1996, by and among PHIL SIMPSON, LORRAINE HAMMERICH SIMPSON, and DAVID P. SIMPSON, as General Partners, and PHIL SIMPSON and LORRAINE HAMMERICH SIMPSON, as Limited Partners, for the purposes and upon the terms and conditions as set forth herein.

                                   ARTICLE 1

                                  DEFINITIONS

      As used in this Agreement, the following terms shall have the following meanings:

      1.1 "Act" shall mean the Texas Revised Limited Partnership Act, Article 6132a-1, Revised Civil Statutes of Texas, as amended from time to time.

      1.2 "Adjusted Capital Account" shall mean, with respect to a Partner, that Partner's Capital Account after (i) crediting to his Capital Account any amount that the Partner is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5);
(ii) crediting to his Capital Account any amount that the Partner is unconditionally obligated to contribute to the Partnership under applicable law; (iii) crediting to his Capital Account the Partner's share (as determined under Code Section 752) of any recourse indebtedness of the Partnership to the extent that such indebtedness could not be repaid out of the Partnership's assets if all of the Partnership's assets were sold at their respective Book Values as of the end of the Fiscal Year or other period and the proceeds from the sales were used to pay the Partnership's liabilities; and (iv) debiting to the Capital Account the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6). This definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and 1.704-2, and will be interpreted consistently with those provisions. For purposes of clause (iii) above, the amounts computed pursuant to clause (i) above for each Partner shall be considered to be proceeds from the sale of the assets of the Partnership to the extent such amounts would be available to satisfy (directly or indirectly) the indebtedness specified in clause (iii).

      1.3 "Adjusted Capital Account Deficit" shall mean, with respect to any Partner, the deficit balance, if any, in that Partner's Adjusted Capital Account as of the end of the relevant taxable year.

      1.4 "Affiliate", with respect to any Person, shall mean (i) any other Person directly or indirectly controlling, controlled by, or under common control with, such Person (including spouses or lineal descendants), (ii) any other Person owning or controlling ten percent or more of the outstanding voting interests of such Person, (iii) an officer, director, or partner of such Person, and

                                                             PAGE 16 OF 48 PAGES


(iv) any company, corporation, or organization for which such Person acts as an officer, director, or partner.

      1.5 "Agreement" shall mean this Agreement of Limited Partnership of A.M. RHYNE & CO. LIMITED.

      1.6 "Appraisal" shall mean, unless the context indicates otherwise, a written valuation report by an appraiser, selected by the General Partner and qualified to perform business appraisals of partnerships and ownership interests in partnerships, that describes and values the fair market value of an ownership interest in the Partnership.

      1.7 "Assignee" shall mean a Person to whom a Partnership Interest has been Transferred in a manner permitted under Sections 7.1 and 10.2 of this Agreement, but who has not become a substituted Limited Partner or a successor General Partner as provided thereunder.

      1.8 "Assignor" shall mean a General Partner or Limited Partner from whom an Assignee acquires a Partnership Interest as permitted under Sections
7.1 or 10.2 of this Agreement.

      1.9 "Available Cash" shall mean all cash funds from operations of the Partnership on hand or on deposit from time to time after (i) payment of all operating expenses payable as of the date in question, (ii) provision for payment of all outstanding and unpaid Partnership obligations due and payable as of the date in question or within sixty (60) days thereafter, and (iii) the establishment of such reasonable Reserves as the General Partner, in its sole discretion, deems appropriate for the operating needs of the Partnership. "Available Cash" shall not include or reflect any proceeds received or expenses incurred in connection with a Capital Transaction.

      1.10 "Bankruptcy" shall mean with respect to any Partner the happening of any event described in Subsections (4) and (5) of Section 4.02(a) of the Act.

      1.11 "Book Value" shall mean with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

            1.11.1 the initial Book Value of any asset contributed (or deemed contributed under Regulations Section 1.708-1(b)(1)(iv)) by a Partner to the Partnership shall be the asset's gross fair market value at the time of the contribution;

            1.11.2 the Book Value of all Partnership assets shall be adjusted to equal their respective gross fair market values, as determined by the General Partner in its reasonable judgment:

                  1.11.2.1 if the General Partner reasonably determines an adjustment is necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership as of (1) the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis

                                                             PAGE 16 OF 48 PAGES


            capital contribution, or (2) the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership property as consideration for an interest in the Partnership; and

                  1.11.2.2 as of the liquidation of the Partnership within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

            1.11.3 the Book Value of any Partnership asset distributed to any Partner will be the gross fair market value of the asset on the date of distribution; and

            1.11.4 the Book Values of Partnership assets will be increased or decreased to reflect any adjustment to the adjusted basis of the assets under Code Sections 734(b) or 743(b), but only to the extent that the adjustment is taken into account in determining Capital Accounts under Regulations Section 1.704-1(b)(2)(iv)(m), provided that Book Values will not be adjusted hereunder to the extent that the General Partner determines that an adjustment under Section 1.11.2 is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment under this Section 1.11.4.

      After the Book Value of any asset has been adjusted under Section 1.11.1,
      1.11.2 or Section 1.11.4 above, Book Value will be adjusted by the Depreciation taken into account with respect to the asset for purposes of computing Net Profit and Net Loss.

      1.12 "Capital Account" shall have the meaning set forth in Section 4.1 of this Agreement.

      1.13 "Capital Contribution" shall mean, with respect to any Partner, the amount of money and the fair market value of any other property (net of liabilities secured by such property that the Partnership is considered to assume or take subject to under Code Section 752) contributed to the Partnership with respect to the interest in the Partnership held by that Partner.

      1.14 "Capital Transaction" shall mean the sale, exchange or other disposition of all or any portion of the property of the Partnership other than in the ordinary course of business of the Partnership. Capital Transactions include the financing or refinancing of Partnership property which creates excess funds not needed for Operations and which funds, in the opinion of the General Partner, are available for distribution to the Partners.

      1.15 "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

      1.16 "Depreciation" shall mean for each taxable year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for the year or other period, except that if the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of the year or other period, Depreciation will be an amount which bears the same ratio to the beginning Book Value as the federal income tax depreciation, amortization or other cost recovery deduction for the year or other period bears to

                                                             PAGE 18 OF 48 PAGES


the beginning adjusted tax basis, provided that if the federal income tax depreciation, amortization, or other cost recovery deduction for the year or other period is zero, Depreciation will be determined with reference to the beginning Book Value using any reasonable method selected by the General Partner.

      1.17 "Fiscal Year" shall mean the period commencing on January 1 of each year and ending on December 31 of such year.

      1.18  "General Partner" at any particular time shall mean any Person who
(i) is referred to as such in the first paragraph of this Agreement or has become a General Partner pursuant to the terms of this Agreement, and (ii) at such time has not ceased to be a General Partner pursuant to the terms of this Agreement. "The General Partner" means all such Persons. The Persons who at any particular time are serving as General Partner must act together to bind the Partnership as provided in Section 6.2 hereof. The name and address of each initial General Partner, each General Partner's initial capital contribution, and each General Partner's initial Partnership Interest are listed on Exhibit "A" attached hereto and incorporated by reference herein.

      1.19 "Gross Income" shall mean for each Fiscal Year or other period, an amount equal to the Partnership's gross income as determined for federal income tax purposes for such Fiscal Year or period but computed with the adjustments specified in Section 1.22.1 and 1.22.3.

      1.20 "Limited Partner" at any particular time shall mean any Person (i) who is referred to as such in the first paragraph of this Agreement or who has been admitted as a substituted Limited Partner pursuant to the terms of this Agreement, and (ii) who is the owner of a Partnership Interest. "Limited Partners" means all such Persons. All references in this Agreement to a majority in interest or a specified percentage of the Limited Partners shall mean Limited Partners holding more than 50 percent or such specified percentage, respectively, of the Partnership Interests then held by Limited Partners. The name and address of each initial Limited Partner, each Limited Partner's initial capital contribution, and each Limited Partner's initial Partnership Interest are listed on Exhibit "A."

      1.21 "Net Proceeds of a Capital Transaction" shall mean the net proceeds received by the Partnership in connection with a Capital Transaction after payment of all costs and expenses incurred by the Partnership in connection with such Capital Transaction, including, without limitation, brokers' commissions, loan fees, other closing costs, the cost of any alteration, improvement, restoration or repair of Partnership Assets necessitated by or incurred in connection with such Capital Transaction, any Reserves that the General Partner believes in good faith should be established and the payment of any loans owed by the Partnership to any of the Partners, plus any other loans that should be appropriately paid, as determined by the General Partner in its reasonable discretion.

      1.22 "Net Profit and Net Loss" shall mean for each Fiscal Year or other period, an amount equal to the Partnership's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss

                                                             PAGE 19 OF 48 PAGES


or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss) with the following adjustments:

            1.22.1 any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Net Profit or Net Loss shall be added to such taxable income or loss;

            1.22.2  any expenditures of the Partnership described in Code
      Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures under Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Net Profit or Net Loss shall be subtracted from such taxable income or loss;

            1.22.3 gain or loss resulting from any disposition of Partnership Assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of such property notwithstanding that the Book Value of such asset differs from its adjusted tax basis;

            1.22.4  gain or loss resulting from any adjustment pursuant to
      Section 1.11.2 shall be taken into account as gain or loss from disposition of the asset for purposes of computing Net Profit or Net Loss hereunder;

            1.22.5 in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period as determined under regulation section
      1.704-1(b)(2)(iv)(g)(3);

            1.22.6 the amount of any Gross Income specially allocated to the Partners pursuant to Sections 9.9 through 9.11 and 9.16 shall not be included as income or revenue; and

            1.22.7 any amount allocated pursuant to Sections 9.13 through 9.16 shall not be included as a gain, loss or deduction.

      1.23 "Net Profit and Net Loss from Capital Transactions" shall mean Net Profit and Net Loss including only those items of income, gain, loss and deduction relating to Capital Transactions.

      1.24 "Net Profit and Net Loss from Operations" shall mean Net Profit and Net Loss excluding those items of income, gain, loss and deduction related solely to Capital Transactions.

      1.25  "Nonrecourse Deductions" shall mean losses, deductions or Code
Section 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities of the Partnership. The amount of Nonrecourse Deductions for any Fiscal Year or other period shall be determined in accordance with the provisions of Regulations Section 1.704-2(c).

                                                             PAGE 20 OF 48 PAGES


      1.26 "Nonrecourse Liability" shall mean a nonrecourse liability as defined in Regulations Section 1.752-1(a)(2).

      1.27 "Operations" shall mean all operations and activities of the Partnership other than those related to or consisting of a Capital Transaction.

      1.28 "Optional Loans" shall mean loans to the Partnership from either a General Partner or a Limited Partner, or their respective Affiliates, pursuant to Section 4.8 hereof.

      1.29 "Partner Nonrecourse Debt" shall mean any Nonrecourse Liability of the Partnership for which any Partner or related person bears the economic risk of loss under Regulations Section 1.752-2.

      1.30 "Partner Nonrecourse Debt Minimum Gain" shall mean the minimum gain attributable to Partner Nonrecourse Debt as determined under Regulations
Section 1.704-2(i)(3).

      1.31  "Partners" shall mean the Limited Partners and the General Partner.

      1.32 "Partnership" shall mean A.M. RHYNE & CO. LIMITED, a Texas limited partnership.

      1.33 "Partnership Assets" shall mean, so long as owned by the Partnership, the property described in the attached Exhibit "A", any and all property of whatever character subsequently transferred to or acquired by the Partnership, any income or property arising or accruing by reason of the existence of such property, and any accretion, mutation, or appreciation in such property.

      1.34 "Partnership Interest" shall mean each Partner's respective interest in the Partnership, including the right to receive distributions of Partnership Assets and the right to receive allocations of income, gain, loss, deduction, or credit of the Partnership. Each initial Partner's Partnership Interest is set forth on Exhibit "A".

      1.35 "Partnership Minimum Gain" shall mean the amount computed under Regulations Section 1.704-2(d)(1) with respect to the Partnership's Nonrecourse Liabilities.

      1.36 "Partnership Percentage or Percentages" shall mean the percentages of the Partners as specified on Exhibit "A" of this Agreement, as they may be adjusted or amended from time to time.

      1.37 "Permitted Transferee" shall mean (i) a spouse of a Partner, other than a spouse who is legally separated under a decree of separate maintenance or who is a party to a pending divorce proceeding; (ii) a descendant of a Partner, including descendants adopted before attaining age 18; (iii) any parent, sibling or descendant of a sibling of a Partner; (iv) a trust for the benefit of any or all Persons described above, (v) any organization described in Sections 170(b)(1)(A),

                                                             PAGE 21 OF 48 PAGES


170(c), 2055(a) and 2522(a) of the Code; and (vi) a charitable remainder trust created under Section 664 of the Code.

      1.38 "Person" shall mean any individual, partnership, corporation, trust, or other entity or organization.

      1.39 "Regulations" shall mean the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

      1.40 "Reserves" shall mean such reserves, if any, as the General Partner deems necessary for the payment of anticipated expenses or obligations (including obligations, if any, to make loans) of the Partnership, for working capital requirements, and/or for the reasonable needs or anticipated needs of the partnership's business and its winding up and liquidation.

      1.41 "Transfer" shall mean, as a noun, any voluntary or involuntary transfer, sale, assignment, gift, exchange, conveyance, or other disposition, with or without consideration, and as a verb, voluntarily or involuntarily, to transfer, sell, assign, give, exchange, convey, or otherwise dispose of, with or without consideration.

                                   ARTICLE 2

                     FORMATION AND TERM OF THE PARTNERSHIP

      2.1 Name of the Partnership. The name of the Partnership shall be A.M. RHYNE & CO. LIMITED, and the business of the Partnership shall be conducted under this name. The General Partner may, in its discretion, change the name of the Partnership; provided, however, that in the event of any such name change, each Limited Partner shall be notified in writing within 30 days prior thereto. In addition, the General Partner may adopt such other trade or fictitious names as it deems appropriate and cause the filing in the appropriate county of any assumed name certificates relating thereto.

      2.2 Registered Agent and Registered Office. The name and address of the registered agent of the Partnership in the State of Texas upon whom process may be served is PHIL SIMPSON, 1320 Greenway Drive, Suite 920, Irving, Texas 75038-2548. The address of the registered office of the Partnership in the State of Texas is 1320 Greenway Drive, Suite 920, Irving, Texas 75038-2548.

      2.3 Time of Formation. The Partnership shall commence on the date of the filing of a certificate of limited partnership with the Secretary of State of the State of Texas pursuant to the Act for the purposes and upon the terms and conditions set forth herein.

      2.4 Filing of Certificate. The General Partner shall promptly cause to be filed a certificate qualifying as such under the Act at the expense of the Partnership and any affidavits

                                                             PAGE 22 OF 48 PAGES


required to be filed with the Secretary of State of the State of Texas and shall do all other things requisite to the formation of the Partnership as a limited partnership pursuant to the Act. The General Partner shall prepare and cause to be filed, at the expense of the Partnership, such amendments to the certificate of limited partnership as may be required consistent with this Agreement.

      2.5 Term of the Partnership. The Partnership shall continue until terminated as provided in Article 10 hereof or as otherwise provided by law.

      2.6 Indemnity Against Preexisting Liabilities. There shall exist no liability in regard to this Agreement on the part of the Partners for any claim, debt, or obligation which may occur prior to the time of formation of the Partnership, and each Partner hereby agrees, with respect to any such claim, debt, or obligation so incurred by such Partner, to indemnify and hold harmless the Partnership and other Partners from and against the same.

      2.7 Independent Activities. The General Partner and each Limited Partner may, notwithstanding the existence of this Agreement, engage in whatever activities they desire, whether the same be competitive with the Partnership or otherwise, without having or incurring any obligation to offer any interest in such activities to the Partnership or any party hereto.
Neither this Agreement nor any activity undertaken pursuant hereto will prevent any Partner from engaging in such activities, or require any Partner to permit the Partnership or the other Partners to participate in any such activities, and each Partner hereby waives, relinquishes, and renounces any such right, claim, or participation.

                                   ARTICLE 3

                               PURPOSE AND INTENT

      3.1 Purpose and Intent. The purposes and intent of the Partnership are to own, operate, and maintain the Partnership Assets, to hold the Partnership Assets for investment and/or to sell the Partnership Assets for capital appreciation, and to provide a means for the Partners to preserve the Partnership Assets from the claims of others, which purposes shall include the following:

            3.1.1 To acquire and accept conveyance of the Partnership Assets and any additional assets conveyed to the Partnership at any time and from time to time;

            3.1.2 To own, operate, maintain, construct improvements, rent, lease, or sell the Partnership Assets, whether as a part or as a whole;

            3.1.3 To incur debt for the acquisition of the Partnership Assets and for other Partnership purposes;

            3.1.4  To produce income from the Partnership Assets;

                                                             PAGE 23 OF 48 PAGES



            3.1.5 To hold the Partnership Assets for capital appreciation and investment;

            3.1.6 To continue the ownership of the Partnership Assets without fractionalizing, and to restrict the rights of others to acquire interests in the Partnership Assets;

            3.1.7 To provide flexibility in business planning not available through trusts, corporations or other business entities;

            3.1.8 To facilitate the administration of the Partnership Assets and to reduce the cost and business interruptions associated with the disability, bankruptcy or death of a Partner;

            3.1.9 To make loans to Persons in furtherance of the Partnership purpose;

            3.1.10 To invest, reinvest, encumber, pledge, mortgage, finance, and refinance any and all Partnership Assets; and/or

            3.1.11 To engage in any other lawful business under the Act and within the contemplation of this Agreement as long as the same shall be for the benefit of the Partnership.

      3.2 Other Jurisdictions. The Partnership is authorized to engage in all business permitted by the Act. If the Partnership qualifies to do business in a foreign jurisdiction, then it may transact all business permitted in that jurisdiction. There is no jurisdictional restriction upon Partnership Assets or the activities of the Partnership.

                                   ARTICLE 4

              CAPITALIZATION, CONTRIBUTIONS, AND LOANS BY PARTNERS

      4.1 Capital Accounts. A separate capital account ("Capital Account") shall be maintained for each Partner. There shall be credited to each Partner's Capital Account the amount of any cash actually contributed by such Partner to the capital of the Partnership (or deemed contributed pursuant to Regulations Section 1.704-1(b)(2)(iv)(c)), the Book Value of any property contributed by such Partner to the capital of the Partnership (net of any liabilities secured by such property that the Partnership is considered to assume or to take subject to under Code Section 752), such Partner's share of the Net Profit (and all items in the nature of income or gain that are specially allocated to the Partner under Article 9 hereof) of the Partnership and the amount of any Partnership liabilities that are assumed by the Partner or secured by any Partnership property distributed to the Partner. There shall be charged against each Partner's Capital Account the amount of all cash distributed to such Partner by the Partnership (or deemed distributed pursuant to Regulations Section 1.704- 1(b)(2)(iv)(c)), the Book Value of any property distributed to such Partner by the Partnership (net of any liabilities secured by such property that the Partner is considered to assume or take subject to under Code Section 752), such Partner's share of the Net

                                                             PAGE 24 OF 48 PAGES


Loss (and all items in the nature of deduction or loss that are specially allocated to the Partner under Article 9 hereof) of the Partnership and the amount of any liabilities of the Partner assumed by the Partnership or which are secured by any property contributed by the Partner to the Partnership. In the event that any interest in the Partnership is Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the Transferred interest. This definition of "Capital Account" and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulation. The General Partner may modify the manner in which the Capital Accounts are maintained under this definition in order to comply with these provisions, as well as upon the occurrence of events that might otherwise cause this Agreement not to comply with the Regulations.

      4.2 Initial Contributions. The assets listed on Exhibit "A" attached hereto and incorporated herein by reference constitute the initial contributions to the capital of the Partnership.

      4.3 Duty to Contribute. Each Partner shall be personally liable to the Partnership to contribute to the capital of the Partnership the full amount of its initial contribution set forth in Section 4.2 hereof.

      4.4 Withdrawal of Capital. Except as otherwise set forth herein, no Partner shall be permitted to withdraw its capital from the Partnership.

      4.5 Additional Contributions. No Partner shall be obligated to make any additional contributions to the capital of the Partnership except as agreed upon in writing by all Partners. The Partners may make additional Capital Contributions to the Partnership on a pro rata or non-pro rata basis. Optional Capital Contributions by a Limited Partner will be subject to the consent of the General Partner. Optional Capital Contributions by a General Partner will be subject to the consent of a majority of the Limited Partners. The required consent need not be in writing, and any optional Capital Contributions will be presumed to have been made with the required consent unless there is clear and convincing evidence to the contrary. The General Partner is required to maintain a Partnership Interest of at least one percent at all times.

      4.6 Adjustment of Partnership Interests. Any adjustment to the Partnership Interests of the Partners and the timing of any such adjustment caused by optional Capital Contributions shall be made in the manner determined by the General Partner in its sole discretion.

      4.7 Partnership Interests Maintained Separately. The General Partner's general Partnership Interest will be maintained separately from any limited Partnership Interest which he may have.

      4.8 Loans by Partners. Subject to the requirements of Section 5.2, any Partner or its Affiliates may make financing available to the Partnership as Optional Loans but shall have no obligation to do so. Any such party loaning money to the Partnership shall have the same rights

                                                             PAGE 25 OF 48 PAGES


regarding the loan as would any unaffiliated Person making the loan to the Partnership, except as may be otherwise expressly set forth herein.

      4.9 Liability of Partners. The liability of the General Partner shall be as provided under the Act. The liability of each Limited Partner with regard to the Partnership in all respects is restricted and limited to the amount of the actual capital contributions that such Limited Partner makes or expressly agrees in writing to make to the Partnership. Except as otherwise expressly provided herein, no Limited Partner shall be assessed or required to make additional capital contributions to the Partnership above that which the Limited Partner has expressly agreed in writing to make to the Partnership.

                                   ARTICLE 5

               COMPENSATION OF THE GENERAL PARTNER AND AFFILIATES

      5.1 Compensation. The General Partner may pay reasonable compensation for any services performed or rendered to the Partnership by any Person, including the General Partner or an Affiliate of the General Partner. The General Partner will be entitled to a reasonable annual compensation to be measured by the time required in the administration of the Partnership, the value of Partnership Assets, and the responsibilities assumed in the discharge of the duties of General Partner. A majority of the Limited Partners may adjust a General Partner's compensation based upon the General Partner's performance and dedication of time to the business of the Partnership.

      5.2   Interest on Optional Loans.  Optional Loans made pursuant to
Section 4.8 hereof shall provide for interest not in excess of the base commercial rate of interest as announced or published by Comerica Bank - Texas, Dallas, Texas, or its successor, from time to time during the term of the loan, plus one percent per annum.

                                   ARTICLE 6

               MANAGEMENT AND OBLIGATIONS OF THE GENERAL PARTNER

      6.1 General Responsibility and Limitation on the General Partner. Management of the day-to-day affairs of the Partnership shall be vested in the General Partner. The Limited Partners shall not have either the obligation or the right to take part directly in the active day-to-day management of the business, and the Limited Partners are not authorized to do or perform any act, thing, or deed in the name of, for, or on behalf of, the Partnership.

      6.2 Rights, Powers, and Duties of the General Partner. Except as expressly limited herein, the General Partner shall have authority to do any and all things necessary to carry out the purposes of this Partnership, including, but not limited to: (i) the execution of such documents as the General Partner may deem advisable for Partnership purposes and (ii) the performance of or causing to be performed the Partnership's obligations, under any agreement to which the

                                                             PAGE 26 OF 48 PAGES


Partnership is a party. Notwithstanding the foregoing, the General Partner shall not perform any act which shall be in contravention of the Act or this Agreement, including, but not limited to, using, directly or indirectly, any Partnership Assets for any purpose other than carrying on the business and purpose of this Partnership as set forth in Section 3.1 hereof, for the full and exclusive benefit of all its Partners.

            6.2.1 The General Partner may, on behalf of the Partnership, employ, engage, or retain any Person to act in any capacity the General Partner deems appropriate and may pay from the Partnership Assets to any such Person a reasonable compensation; provided, however, that the General Partner shall continue to be primarily responsible for the fulfillment of all of its obligations pursuant to this Agreement. Any Affiliates of the General Partner performing any duties for or on behalf of the Partnership shall permit each Limited Partner or its authorized representatives to examine the books and records of such Affiliate, as they relate to such transactions, at such Affiliate's place of business during normal business hours.

            6.2.2 Except as may otherwise be provided herein or under the Act, the General Partner shall possess the same rights and powers as a general partner in a partnership without limited partners (a general partnership) formed under the laws of the State of Texas. The General Partner shall have the authority to make any tax elections available to the Partnership, including the election under Code Section 754.

            6.2.3 If more than one Person serves as General Partner, all Persons who serve as General Partner (if there are two Persons serving as General Partner), or a majority of the Persons who serve as General Partner (if there are more than two Persons so serving), must act on behalf of, and make all decisions of, the Partnership, and only the action and decision of such Persons together shall bind the Partnership; provided, however, ministerial acts such as signing and executing deeds, documents and agreements of all kinds, drawing on Partnership bank accounts, endorsing checks, signing stock powers and similar acts and matters, may be delegated in writing to any Person serving as one of the General Partners, and third parties dealing with the Partnership shall rely on the act of any single Person serving as a General Partner as the act of all General Partners and of the Partnership.

            6.2.4 Notwithstanding the foregoing paragraph, all Persons who are General Partners may, by unanimous consent, designate a managing partner ("Manager"). A designated Manager shall serve until the designation is revoked or the Manager ceases to serve for any other reason. If a Manager is designated, the Manager is authorized and directed to manage and control the assets and business of the Partnership. The Manager may exercise all of the powers which could be exercised by majority consent of the General Partners. If a Manager is designated, any reference to "General Partner" in this Agreement shall also include "Manager," if applicable.

            6.2.5 The General Partner shall have the authority to invest Partnership Assets in any manner and investment vehicle deemed appropriate by the General Partner, including,

                                                             PAGE 26 OF 48 PAGES


      but not limited to: the purchase of, sale of, and dealing in stocks, bonds, notes, and evidences of indebtedness of any Person, and bonds and any other obligations of any government, state, municipality, school district, or any political subdivision thereof, domestic or foreign, and bills of exchange and commercial paper, and any and all other securities of any kind, nature, or description whatsoever (including partnership interests); the purchase of, sale of, development, subdivision, and improvement of, leasing of, and dealing in real properties; and the purchase of, sale of, exploration and development of, and drilling on oil and gas properties, including the execution of oil, gas, and other mineral leases on such properties which are Partnership Assets.

            6.2.6 If the Persons who serve as General Partner are in disagreement and deadlock as to a matter requiring a decision to be made on behalf of the Partnership by the General Partner and a decision of both such Persons (if there are two such Persons) or the majority of such Persons (if there are more than two such Persons) cannot be reached, any Person who serves as General Partner may submit the matter to a third party for consideration and decision. All Persons who serve as General Partner must agree on the identity of the third party to decide the matter and must agree to be bound by the decision of that third party.

      6.3 Waiver of Self-Dealing. The General Partner shall have the authority to enter into any transaction on behalf of the Partnership despite the fact that another party to the transaction may be (i) a trust of which a Partner is a trustee or beneficiary; (ii) an estate of which a Partner is an executor, administrator or beneficiary; (iii) a business controlled by one or more Partners or a business of which any Partner is also a director, officer or employee; (iv) any Affiliate; (v) any Partner, acting individually; or (vi) any relative of a Partner; provided the terms of the transaction are no less favorable than those the Partnership could obtain from unrelated third parties.

      6.4 Limitations on All Partners. Neither the General Partner nor any Limited Partner shall do anything in contravention of the Act or do any of the following acts:

            6.4.1 Use the name of the Partnership (or any substantially similar name) or any trademark or trade name adopted by the Partnership, except in connection with the Partnership's business;

            6.4.2 Disclose to any non-Partner any of the Partnership business practices, trade secrets, or any other information not generally known to the business community, except in conjunction with the Partnership's business;

            6.4.3 Do any other act or deed with the intention of harming the operations of the Partnership;

            6.4.4  Do any act contrary to this Agreement;

            6.4.5 Do any act which would make it impossible to carry on the intended or ordinary purposes of the Partnership;

                                                             PAGE 28 OF 48 PAGES



            6.4.6  Confess a judgment against the Partnership;

            6.4.7 Wrongfully abandon, transfer or dispose of Partnership Assets; or

            6.4.8 Admit another Person as a Partner of the Partnership, except as provided herein.

                                   ARTICLE 7

                            TRANSFER AND ENCUMBRANCE

      7.1 Restrictions on Transfer. The Partnership has been formed by those who know and trust one another, who have surrendered certain management rights (in exchange for limited liability in the case of a Limited Partner) or who have assumed management responsibility and risk (in the case of a General Partner) based upon their relationship and trust. An unauthorized Transfer of a Partner's Partnership Interest could create a substantial hardship to the Partnership, jeopardize its capital base and adversely affect its tax structure. Therefore, any purported Transfer, encumbrance, mortgage, pledge, or hypothecation in violation of the provisions of this Article shall be null and void, and the purported transferee shall have no rights of any kind in the Partnership. The non- transferring Partners, or any of them, in addition to any other remedies available under this Agreement and at law, in equity and otherwise, may seek to enjoin such Transfer, encumbrance, mortgage, pledge, or hypothecation, and the transferring Partner agrees to submit to the jurisdiction of any court of competent jurisdiction and to be bound by an order of such court enjoining such purported Transfer, encumbrance, mortgage, pledge, or hypothecation.

            7.1.1 A General Partner may Transfer, encumber, mortgage, pledge, or hypothecate his Partnership Interest (or any part thereof or interest therein) only with the prior written consent of all of the Limited Partners, and, except as provided in Section 7.1.2, a Limited Partner may Transfer, encumber, mortgage, pledge, or hypothecate his Partnership Interest (or any part thereof or interest therein) only with the prior written consent of the General Partner and all of the Limited Partners.

            7.1.2 A Limited Partner who is an individual or a trust with an individual beneficiary with a limited or unlimited right to make a disposition of all or any part of his interest in the trust during his lifetime may Transfer his Partnership Interest (or any part thereof or interest therein) to any Permitted Transferee without the prior written consent of any Partner (hereinafter, any such Transfer is referred to as a "Permitted Transfer"). The Transfer may be accomplished pursuant to
      (i) the last will of a Partner duly admitted to probate, (ii) the exercise of a limited or unlimited power of appointment or beneficiary designation of any trust, or (iii) a written and acknowledged assignment and designation of beneficiary delivered by the Partner to the General Partner prior to the death of the Partner, effective as of his death or the death of the trust beneficiary.

                                                             PAGE 29 OF 48 PAGES


            7.1.3 If a Partnership Interest (or any part thereof or interest therein) is Transferred as provided in Section 7.1.1 or 7.1.2, the Assignor shall not be relieved of his obligations hereunder without the written consent of all Partners, and the Person acquiring the Partnership Interest (or any part thereof or interest therein) shall have only the rights of an Assignee of such Partnership Interest (or part thereof or interest therein) and shall not be admitted as a Partner except upon the written consent of the General Partner and all of the Limited Partners and the written agreement by such Person to be bound by the provisions of this Agreement.

            7.1.4 If a Partnership Interest (or any part thereof or interest therein) is Transferred to a Permitted Transferee pursuant to Sections
      7.1 or 10.2 of this Agreement, the Assignor shall not be relieved of his obligations hereunder without the written consent of all Partners, but the Person acquiring the Partnership Interest (or any part thereof or interest therein) shall be admitted as a Partner upon the written agreement by such Person to be bound by the provisions of this Agreement.

      In the event of any Transfer as provided in Sections 7.1 and 10.2 of this Agreement other than a Permitted Transfer, the Assignee shall be entitled to receive the allocations and distributions to which the Assignor would have been entitled and shall be required to make the capital contributions, if any, which the Assignor would have been required to make hereunder, but shall become a Partner only after the further written consents and agreement required above have been executed and delivered.

      An Assignee of a Partnership Interest, or a part thereof or interest therein, shall also be subject to all of the aforesaid restrictions against Transfer.

      7.2 Partnership Property. All real, personal or mixed property, including all improvements thereto or placed or located thereon, acquired by the Partnership shall be owned by the Partnership, such ownership being subject to the other terms and provisions of this Agreement. In accordance with the provisions of Section 12.14 hereof, each Partner hereby expressly waives the right, if any, to require partition of any Partnership property or any part thereof. The rights of a judgment creditor of a Partner in Partnership Assets or property and/or in such Partner's Partnership Interest shall be limited exclusively to those rights provided in Section 7.03(a) of the Act.

      7.3 Acquisition of an Interest Conveyed Without Authority. If any Person acquires a Partnership Interest or becomes an Assignee as a result of a court order which the Partnership is required by law to recognize, or if a Partner's interest in the Partnership is subjected to a lawful "charging order", or if a Partner makes an unauthorized transfer or assignment of a Partnership Interest which the Partnership is required by law (and by order of a court) to recognize, the Partnership will have the unilateral option to acquire all or any part of the interest of the transferee or Assignee upon the following terms and conditions:

                                                             PAGE 30 OF 48 PAGES


            7.3.1 The Partnership will have the option to acquire the interest by giving written notice to the transferee or Assignee of its intent to purchase within ninety (90) days from the later of (i) the date it is finally determined that the Partnership is required to recognize the transfer or assignment, and (ii) the date the Partnership or General Partner receives actual notice of such determination.

            7.3.2 The valuation date for the determination of the purchase price of the interest will be the first day of the month following the month in which notice is delivered. Unless the Partnership and the transferee or Assignee agree otherwise, the purchase price for the interest to be acquired shall be its fair market value as determined by an Appraisal.

            7.3.3 Closing of the sale will occur at the principal office of the Partnership on the first Tuesday of the month following the month in which the Appraisal is rendered.

            7.3.4 In order to reduce the burden upon the resources of the Partnership, the Partnership will have the option, to be exercised in writing delivered at closing, to pay its purchase money obligation in 15 equal annual installments (or the remaining term of the Partnership if less than 15 years), plus interest at the base commercial interest rate as announced or published by Comerica Bank - Texas, Dallas, Texas, or its successor, plus one percent per annum, adjusted annually on the date of each payment. The first installment of principal, plus interest, will be due and payable on the first day of the calendar year following closing, and subsequent annual installments, with accrued interest, will be due and payable on the first day of each succeeding calendar year until the entire amount of the obligation is paid. The Partnership will have the right to prepay all or any part of the purchase money obligation at any time without penalty.

            7.3.5 With the consent of all of the Partners other than the Partner whose interest is to be acquired, the General Partner may assign the Partnership's option to purchase to one or more of the remaining Partners and, when done, any rights or obligations imposed upon the Partnership will instead become, by substitution, the rights and obligations of the Partners who are assignees.

            7.3.6 Neither the transferee or Assignee of an unauthorized transfer or assignment, or the Partner causing the transfer or assignment, will have the right to vote on Partnership matters during the prescribed option period or, if the option is timely exercised, until the sale is closed.

      7.4 Prohibition Against Admission of Additional Partners. No additional (as opposed to successor or substitute) General or Limited Partner shall be admitted to the Partnership except upon the written consent of all of the Partners and the written agreement by the proposed incoming partner to be bound by the provisions of this Agreement. In no event shall anyone become a Partner except upon compliance with the Act and all other applicable state and federal laws (the satisfaction of which may be met by the provision, by the proposed incoming Partner, of a favorable opinion of counsel acceptable to the Partnership).

                                                             PAGE 31 OF 48 PAGES



      7.5 Prohibition Against Withdrawal of Limited Partner. A Limited Partner may not withdraw from the Partnership.

                                   ARTICLE 8

                                   ACCOUNTING

      8.1 Fiscal Year. The fiscal year of the Partnership shall be the calendar year.

      8.2 Books. The books of account of the Partnership shall be kept and maintained at all times in the principal place of business of the Partnership and shall be separate and distinct from all other books and records of any other entity. The books of account shall be maintained on a basis which will be in compliance with applicable federal income tax law.

      8.3 Banking. The Partnership shall maintain accounts at such banks or other financial institutions as the General Partner shall determine is necessary for the operation of the Partnership. Checks shall be drawn on such accounts for Partnership purposes and shall be signed by the General Partner or his designees.

      8.4 No Commingling of Accounts. In no event shall any account described herein be commingled with the funds of any other account.

      8.5 Access to Books. Each Partner shall have the right at all reasonable times during usual business hours to audit, examine, and make copies of or extracts from the books of account of the Partnership. Any Partner may exercise such right through any agent or employee so designated by it, and such expense shall be an expense of the Partner exercising such right.

      8.6 Tax Returns. All tax returns are to be timely prepared (including extensions) and filed by the General Partner or his designee. Any expense incurred in the preparation, review, and filing of the tax returns shall be the expense of the Partnership. Copies of all such returns shall be timely furnished to all Partners, but in any event within 30 days following their filing. The General Partner hereby is designated the Tax Matters Partner for federal income tax purposes.

                                   ARTICLE 9

                         DISTRIBUTIONS AND ALLOCATIONS

      9.1 Distribution of Available Cash. At such times as may be determined by the General Partner, the Available Cash, or any portion thereof, of the Partnership may be distributed to the Partners pro rata in accordance with their respective Partnership Percentages.

      9.2 Distribution of Net Proceeds of a Capital Transaction. Except upon the liquidation of the Partnership as provided in Section 9.3 hereof, as soon as possible following receipt of the Net Proceeds of a Capital Transaction the General Partner may, but shall not be required to, distribute

                                                             PAGE 32 OF 48 PAGES


to the Partners the Net Proceeds of such Capital Transaction. If the General Partner makes a distribution of the Net Proceeds of a Capital Transaction, such distribution shall be made to the Partners in accordance with their respective Partnership Percentages.

      9.3 Distribution of Cash From the Sale of All of the Partnership Assets. Upon the sale, exchange, and/or other disposition of all or substantially all of the Partnership Assets and liquidation of the Partnership (if approved by the General Partner and all of the Limited Partners), and after satisfaction of the Partnership debts and obligations (other than Optional Loans) and the expenses of winding up and liquidating the Partnership, the remaining proceeds from the sale, exchange, or other disposition of the Partnership Assets shall be distributed (in cash or in kind, or both, at the sole discretion of the General Partner), to the Partners as follows:

            9.3.1 First, to the payment of any outstanding Optional Loans, plus any accrued unpaid interest thereon, with payment ratably based upon the amount of such loans in proportion to the total of all such loans; and

            9.3.2 Thereafter, to the Partners in accordance with their positive Capital Account balances, as determined after giving effect to all distributions and all allocations under Section 9.8 of this Agreement for all prior periods, including the period during which such liquidation occurs, in accordance with Treasury Regulations Section
      1.704-1(b)(2)(ii)(b)(2), to the extent of such balances.

      9.4 Distributions Not Withdrawn. If any Partner does not withdraw the whole or part of his share of any cash distribution made pursuant to Section 9.1, the Partner shall not be entitled to receive any interest without the unanimous consent of all Partners. Such non- withdrawn amount shall be deemed an optional Capital Contribution under Section 4.5, if otherwise permitted at that time.

      9.5 Transferor-Transferee Shares. Unless agreed in writing by a transferor and transferee, any distribution allocable to a transferred Partnership Interest which has been transferred during a year shall be distributed to the holder of such Partnership Interest who was the owner on the date of such distribution, without regard to the results of Partnership operations during the year.

      9.6 Negative Capital Accounts. No Partner shall have the obligation to restore any negative Capital Account to the Partnership or to any other Partner.

      9.7 Liquidation. The Partnership shall not be liquidated, nor shall Partnership assets be distributed in a liquidation or partial liquidation without the written consent of the General Partner and all of the Limited Partners.

                                                             PAGE 33 OF 48 PAGES


      9.8   Allocations of Net Profit and Net Loss.

            9.8.1  Net Profit From Operations.

                  9.8.1.1 If any Net Loss from Operations has been allocated to the Partners pursuant to Section 9.8.2, then Net Profit from Operations shall first be allocated to the Partners, in the same proportions as such Net Loss from Operations was allocated, until each Partner's Capital Account balance equals what it would have been had there been no such allocation of Net Loss from Operations.

                  9.8.1.2 After any allocation required pursuant to Section 9.8.1.1, Net Profit from Operations shall be allocated among the Partners in accordance with their Partnership Percentages.

            9.8.2  Net Loss From Operations.

                  9.8.2.1 If any Net Profit from Operations has been allocated to the Partners pursuant to Section 9.8.1, then Net Loss from Operations shall first be allocated to the Partners, in the same proportions as such Net Profit from Operations was allocated, until each Partner's Capital Account balance equals what it would have been had there been no such allocation of Net Profit from Operations.

                  9.8.2.2 After any allocation required pursuant to Section 9.8.2.1, Net Loss from Operations shall be allocated among the Partners in accordance with their Partnership Percentages.

            9.8.3  Net Profit From Capital Transactions.

                  9.8.3.1 Net Profit from Capital Transactions shall be allocated as follows:

                        9.8.3.1.1 First, Net Profit from Capital Transactions shall be allocated among the Partners until the Capital Account balances of the Partners stand in the same ratios as their Partnership Percentages.

                        9.8.3.1.2 Second, Net Profit from Capital Transactions shall be allocated among the Partners in accordance with their Partnership Percentages.

            9.8.4  Net Loss From Capital Transactions.

                  9.8.4.1 Net Loss from Capital Transactions shall be allocated as follows:

                                                             PAGE 34 OF 48 PAGES


                        9.8.4.1.1 First, Net Loss from Capital Transactions shall be allocated among the Partners until the Capital Account balances of the Partners stand in the same ratios as their Partnership Percentages.

                        9.8.4.1.2 Second, Net Loss from Capital Transactions shall be allocated among the Partners in accordance with their Partnership Percentages until their Capital Account balances equal zero.

                        9.8.4.1.3 Third, Net Loss from Capital Transactions shall be allocated to the General Partner.

      9.9 Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Agreement to the contrary, if in any Fiscal Year or other period there is a net decrease in the amount of the Partnership Minimum Gain, then each Partner shall first be allocated items of Gross Income for such year (and, if necessary, subsequent years) in an amount equal to such Partner's share of the net decrease in such Minimum Gain during such year (as determined under Regulations Section 1.704-2(g)(2)); provided, however, if there is insufficient Gross Income in a year to make the allocation specified above for all Partners for such year, the Gross Income shall be allocated among the Partners in proportion to the respective amounts they would have been allocated had there been an unlimited amount of Gross Income for such year.

      9.10 Minimum Gain Chargeback for Partner Nonrecourse Debt. Notwithstanding any other provision of this Agreement to the contrary other than Section 9.9, if in any year there is a net decrease in the amount of the Partner Nonrecourse Debt Minimum Gain, then each Partner shall first be allocated items of Gross Income for such year (and, if necessary, subsequent years) in an amount equal to such Partner's share of the net decrease in such Minimum Gain during such year (as determined under Regulations Section 1.704-2(i)(4)); provided, however, if there is insufficient Gross Income in a year to make the allocation specified above for all Partners for such year, the Gross Income shall be allocated among the Partners in proportion to the respective amounts they would have been allocated had there been an unlimited amount of Gross Income for such year.

      9.11 Qualified Income Offset. Notwithstanding any other provision of this Agreement to the contrary (except Sections 9.9 and 9.10 which shall be applied first), if in any Fiscal Year or other period a Partner unexpectedly receives an adjustment, allocation or distribution described in Regulations
Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), such Partner will be specially allocated items of Gross Income in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Partner as quickly as possible.

      9.12  Limit on Loss Allocations.  Notwithstanding the provisions of
Section 9.8.2, 9.8.4, or any other provision of this Agreement to the contrary, Net Loss (or items thereof) shall not be allocated to a Limited Partner if such allocation would cause or increase such Partner's Adjusted Capital Account Deficit and shall be reallocated to the other Partners, subject to the limitations of

                                                             PAGE 35 OF 48 PAGES


this Section 9.12. In the event that no Limited Partner could be allocated Net Loss as a result of the foregoing limitation, then all remaining Net Loss shall be allocated to the General Partner.

      9.13 Net Loss from Partner Nonrecourse Debt. Any Net Loss or deductions attributable to Partner Nonrecourse Debt shall be allocated to the Partner who bears the economic risk of loss with respect to such debt.

      9.14 Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year or other period shall be allocated among the Partners in accordance with their Partnership Percentages.

      9.15 Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset under Code Sections 734(b) or 743(b) is required to be taken into account in determining Capital Accounts under Regulations Section 1.704-1(b)(2)(iv)(m), the amount of the adjustment to the Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis), and the gain or loss will be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted under Regulations Section 1.704-1(b)(2)(iv)(m).

      9.16 Reversal of Mandatory Allocations. In the event that any Gross Income or Net Loss is allocated pursuant to Section 9.9 through 9.12, subsequent Gross Income, Net Profit or Net Loss (or items thereof) will first be allocated (subject to Sections 9.9 through 9.12) to the Partners in a manner which will result in each Partner having a Capital Account balance equal to that which would have resulted had the original allocation of Gross Income or Net Loss (or items thereof) pursuant to Sections 9.9 through 9.12 not occurred.

      9.17 Compliance with Code. The foregoing provisions of this Agreement relating to the allocation of Net Profit and Net Loss are intended to comply with Regulations under Section 704(b) of the Code and shall be interpreted and applied in a manner consistent with such Regulations.

      9.18  Tax Allocations -- Code Section 704(c).  In accordance with Code
Section 704(c) and the related Regulations, income, gain, loss and deduction with respect to any property contributed to the capital of the Partnership, solely for tax purposes, will be allocated among the Partners so as to take account of any variation between the adjusted basis to the Partnership of the property for federal income tax purposes and the initial Book Value of the property. If the Book Value of any Partnership asset is adjusted under Section 1.11, subsequent allocations of income, gain, loss and deduction with respect to that asset will take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c) and the related Regulations. Any elections or other decisions relating to allocations under this Section 9.18 will be made in any manner that the General Partner determines reasonably reflects the purpose and intention of this Agreement. Allocations under this Section 9.18 are solely for purposes of federal, state and local taxes and will not affect, or in any way be taken into account in computing, any Partner's Capital Account or share of Net Profit, Net Loss or other items or distributions under any provision of this Agreement.

                                                             PAGE 36 OF 48 PAGES



      9.19 Allocation on Transfer. If any interest in the Partnership is Transferred, or is increased or decreased by reason of the admission of a new Partner or otherwise, during any Fiscal Year, the Partnership shall make an interim closing of its books as of such date of Transfer or admission and shall allocate Net Income or Net Loss or items thereof based on such interim closing. All Transfers of interests or admissions or exclusions of Partners occurring at any time during a month shall be deemed effective as of the opening of business on the first day of the subsequent month.

      9.20 Minimum Interest of General Partner. Notwithstanding any indication to the contrary, the General Partner's interest in each item of Partnership income, gain, loss, deduction and credit shall be not less than 1%, except as otherwise required pursuant to Section 704(b) or Section 704(c) of the Code.

                                   ARTICLE 10

          DISSOLUTION, WINDING UP, AND TERMINATION OF THE PARTNERSHIP

      10.1 Dissolution. The Partnership shall be dissolved upon the first to occur of the following:

            10.1.1  December 31, 2046;

            10.1.2  The agreement of all Partners;

            10.1.3  The Bankruptcy, death, or dissolution of a General Partner;
      or

            10.1.4 Except as provided in Section 10.2 hereof, any other event of dissolution as defined in Section 8.01 of the Act.

      10.2  Death, Bankruptcy, or Mental Incompetence of Partner.

            10.2.1 The death, Bankruptcy, or mental incompetence of any Limited Partner (a "Former Limited Partner") shall not have the effect of terminating or dissolving the Partnership.

            10.2.2 Upon the death, Bankruptcy or dissolution of a General Partner (a "Former General Partner"), the general Partnership Interest of the Former General Partner shall be automatically converted from a general Partnership Interest into a limited Partnership Interest.

            10.2.3 A Limited Partner who is a General Partner whose death, bankruptcy or dissolution converted his general Partnership Interest to a limited Partnership Interest may Transfer his limited Partnership Interest (or any part thereof or interest therein) to any

                                                             PAGE 36 OF 48 PAGES


      Permitted Transferee without the prior written consent of any Partner. Such Transfer may be accomplished in any manner as provided in Section 7.1.2.

            10.2.4 The estate or successor of a Former General Partner or a Former Limited Partner (a "Former Partner") shall succeed to the limited Partnership Interest of the Former Partner, but the estate or successor (other than a Permitted Transferee) shall have only the rights of an Assignee of the Partnership Interest and shall not be admitted as a Limited Partner except upon the written consent of the General Partner and all of the Limited Partners and the written agreement by the personal representative of the estate or by the successor to be bound by the provisions of this Agreement.

            10.2.5 If a Partnership Interest (or any part thereof or interest therein) of a Former Partner is Transferred to a Permitted Transferee, the Assignor shall not be relieved of his obligations hereunder without the written consent of all Partners, but the Person acquiring the Partnership Interest (or any part thereof or interest therein) shall be admitted as a Partner upon the written agreement by such Person to be bound by the provisions of this Agreement.

            10.2.6 An Assignee of a Partnership Interest, or a part thereof or interest therein, shall also be subject to all of the aforesaid restrictions against Transfer.

            10.2.7 For purposes of this Section 10.2, mental incompetence of a Partner shall be treated as if the Partner had died. For this purpose, a Partner shall be deemed mentally incompetent upon certification in a form sufficient for the recording of a deed in the State of Texas by two medical doctors (neither of whom is a Partner) affirming that each has examined the Partner and that each has concluded, based on such examination, that the Partner is unable to discharge his duties under this Partnership Agreement because of accident, physical or mental illness or deterioration, or other cause.

      10.3 Continuation. If at least one General Partner remains after an event of dissolution described in Sections 10.1.3 or 10.1.4, it is agreed that the Partnership shall be automatically reconstituted without being wound up and the business of the Partnership shall be carried on by the successor General Partner(s). If no General Partner remains after an event of dissolution described in Sections 10.1.3 or 10.1.4, it is agreed that, within ninety (90) days after the occurrence of such an event of dissolution, all remaining Partners shall elect a new General Partner in accordance with Section 10.5 and shall reconstitute and continue the business of the Partnership.

      10.4 Prohibition Against Withdrawal of General Partner. Under the terms of this Agreement, a Person who is a General Partner shall not be permitted to withdraw from the Partnership. Notwithstanding this provision, if a Person who is a General Partner withdraws from the Partnership pursuant to Section 6.02 of the Act, he shall be liable to the Partnership and to the other Partners for any damages arising from such withdrawal, and his Partnership Interest shall be converted from a General Partnership Interest into a Limited Partnership Interest.

                                                             PAGE 38 OF 48 PAGES


      10.5 Successor General Partner. Prior to the withdrawal of all multiple General Partners or the withdrawal of a sole General Partner, successor General Partners ("Designated Successor General Partners") or additional General Partners may be appointed by a unanimous vote of the Partners. If a General Partner, serving alone, withdraws or ceases to serve for any reason and there are no Designated Successor General Partners remaining, then, without amendment to this Agreement, all the remaining Partners may continue the business of the Partnership and appoint one or more of the Limited Partners to serve as the new General Partners effective as of the date of withdrawal of the withdrawing General Partner and designate all or a portion of that Limited Partner's Partnership Interest that shall be converted from a limited Partnership Interest into a General Partnership Interest.

      10.6 Winding Up. Upon dissolution, the Partnership business shall be wound up and liquidated as soon as reasonably practicable by the General Partner unless the Partnership is reconstituted pursuant to the provisions of
Section 10.3. In this regard, the winding-up Person may dispose of and convey the Partnership Assets for cash or on noncash terms, or both, in his sole and absolute discretion, and such Person may distribute to the Partners any remaining Partnership Assets (in cash or in kind, or both, in his sole and absolute discretion). Upon the winding up of the Partnership, the remaining Partnership Assets shall be paid or transferred, subject to this Section 10.6, to those creditors and Partners, in those amounts, and in the order of priority as set forth in Section 9.3 above. After such winding up process is completed, the Partnership will terminate.

                                   ARTICLE 11

              LIABILITY AND INDEMNIFICATION OF THE GENERAL PARTNER

      11.1 Exoneration. Except in cases of fraud, gross negligence, or willful misconduct, the doing of any act or the failure to do any act by the General Partner, the effect of which may cause or result in loss or damage to the Partnership, if done or omitted in good faith to promote the best interests of the Partnership, will not subject such General Partner to any liability to any Limited Partner, Permitted Transferee, Assignee, or the Partnership.

      11.2 Indemnification. The General Partner, its Affiliates and their respective employees, agents, independent contractors, and attorneys shall have no liability to the Partnership or any Limited Partner, Permitted Transferee, or Assignee for any loss suffered by the Partnership which arises out of any action or inaction of the General Partner or its Affiliates, if the General Partner or its Affiliates (i) acted in good faith; (ii) reasonably believed (a) in the case of the conduct of the General Partner acting in its official capacity as the general partner of the Partnership, that the General Partner's conduct was in the best interest of the Partnership and (b) in all other cases, that the General Partner's conduct was at least not opposed to the best interest of the Partnership; and (iii) in the case of a criminal proceeding, had no reasonable cause to believe that the General Partner's conduct was unlawful.

                                                             PAGE 39 OF 48 PAGES


            11.2.1 To the fullest extent permitted by law, the Partnership or its receiver or trustee shall indemnify, save harmless, and pay all judgments and claims against the General Partner, its Affiliates, and their respective employees, agents, independent contractors, and attorneys from and against any losses, judgments, liabilities, expenses, and amounts paid in settlement of any claims sustained by them in connection with the activities of the Partnership or in dealing with third parties on behalf of the Partnership, including costs and attorneys' fees (which attorneys' fees may be paid as incurred if such action relates to the performance of duties or services by the General Partner or its Affiliates to the Partnership and is initiated by a third party who is not a Limited Partner; provided, however, that the General Partner or its Affiliates provide an undertaking to repay any funds advanced for payment of costs or attorneys' fees if a court of competent jurisdiction determines that such indemnification is inappropriate). Notwithstanding the foregoing, the Affiliates and the employees, agents, independent contractors, and attorneys of the General Partner may only be indemnified or exculpated from liability when acting within the scope of the General Partner's authority.

            11.2.2 The Partnership shall not pay for any insurance covering liability of the General Partner or its Affiliates for actions or omissions for which indemnification is not permitted hereunder; provided, however, that nothing contained herein shall preclude the Partnership from purchasing and paying for any fidelity bond or for such types of insurance, including extended coverage liability and casualty and worker's compensation, as would be customary for any Person owning comparable property and engaged in a similar business. In addition, the General Partner, any Affiliate of the General Partner, and their respective employees, agents, independent contractors, and attorneys may be named as additional insured parties on policies obtained for the benefit of the Partnership to the extent that there is no additional cost to the Partnership; provided, however, the Partnership shall not pay for any insurance covering liability of the General Partner or any other Person for any act or omission for which indemnification is not permitted by this Agreement.

      11.3 Indemnification of Limited Partner. To the fullest extent permitted by law, the Partnership will indemnify, to the extent of Partnership assets, each Limited Partner against any claim of liability asserted against a Limited Partner solely because he is a Limited Partner of the Partnership.

      11.4 No Personal Liability. Except as may be required under this Agreement, the General Partner will not be personally liable for the return of the Capital Contribution, if any, of any Limited Partner, or any portion thereof, it being expressly understood that any such return will be made solely from Partnership Assets.

                                                             PAGE 40 OF 48 PAGES


                                   ARTICLE 12

                            MISCELLANEOUS PROVISIONS

      12.1 Amendment. This Agreement may be amended or modified by the Partners from time to time, but only by a written instrument executed by all Partners.

      12.2 Notices and Consents. All notices and consents provided for in this Agreement or the Act shall be in writing and shall be delivered personally to the Person to whom the same is directed, or sent by regular, registered, or certified mail, addressed as follows: if to the Partnership, to the Partnership at the address of its registered office as set forth in Section 2.2 hereof, or to such other address as the Partnership may from time to time specify by notice to the Partners; if to any initial Partner, to such Partner at the address set forth in Exhibit "A" or to such other address as such Partner may from time to time specify by notice to the Partners; if to any substituted or successor Partner, to such Partner at the address specified by such Partner by notice to the Partners after admission as a Partner, or to such other address as such substituted or successor Partner may from time to time specify by notice to the Partners; if to an Assignee, to such Assignee at the address specified by such Assignee by notice to the Partners after becoming an Assignee, or to such other address as such Assignee may from time to time specify by notice to the Partners. Any such notice shall be deemed to be delivered, given, and received for all purposes as of the date so delivered, if delivered personally, or if sent by regular, registered, or certified mail, postage and charges prepaid, three days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail.

      12.3 Texas Law to Apply. This Agreement shall be construed under and in accordance with the Act and the laws of the State of Texas, and all obligations of the parties created hereunder are performable in Dallas County, Texas.

      12.4 Other Instruments. The parties hereto covenant and agree that they will execute such other and further instruments and documents as are or may become necessary or convenient to effectuate and carry out the Partnership created by this Agreement.

      12.5 Headings. The headings used in this Agreement are used for administrative purposes only and do not constitute substantive matter to be considered in construing the terms of this Agreement.

      12.6 Binding. This Agreement shall bind the Partners and their heirs and permitted successors and assigns.

      12.7 Number and Gender. The singular shall be interpreted as the plural, and words of each gender (or the neuter gender) shall be interpreted as the other, and vice versa, as necessary to interpret this Agreement in accordance with its manifest intent.

                                                             PAGE 41 OF 48 PAGES


      12.8 Partial Invalidity. If any portion of this Agreement shall be held invalid or inoperative, then, insofar as is reasonable and possible, the remainder of this Agreement shall be considered valid and operative, and effect shall be given to the intent manifested by the portion held invalid or inoperative.

      12.9 Registration of Interests. The Partnership Interests acquired by this instrument or document have been acquired for investment and have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state. Without such registration, such securities may not be Transferred, except upon delivery to the Partnership of an opinion of counsel satisfactory to all Partners that registration is not required for such Transfer or the submission to the Partners of such other evidence as may be satisfactory to the Partners to the effect that any such Transfer shall not be in violation of the Securities Act of 1933, as amended, or applicable state securities laws or any rules or regulations promulgated thereunder.

      12.10 Entire Agreement. Exhibit "A" attached hereto is incorporated into this Agreement as if fully restated herein. This Agreement sets forth all promises, agreements, conditions, understandings, warranties, and representations among the parties hereto with respect to the Partnership, and there are no promises, oral or written, express or implied, among them other than as set forth herein. No variations, modifications, or changes herein or hereof shall be binding upon any party hereto unless set forth in a document duly executed by or on behalf of all Partners. All prior agreements among the parties relative to the formation and operation of the Partnership are hereby canceled.

      12.11 Meetings and Means of Voting. Meetings of the Partners may be called by the General Partner or by any Limited Partner. The call will state the location of and the reason for the meeting. If not specified otherwise, the meeting will be held at the principal place of business of the Partnership. Notice of any such meeting will be delivered to all Partners in the manner prescribed herein not less than 7 days nor more than 30 days prior to the date of such meeting. Partners may vote in person or by written proxy at any such meeting. Whenever the vote or consent of Partners is permitted or required under this Agreement, such vote or consent may be given at a meeting of Partners or may be given in writing. Any Partner may waive notice of or attendance at any meeting of the Partners and may attend by telephone or any other electronic communication device or may execute a signed written consent.

      12.12 Right to Rely Upon the Authority of the General Partner. No Person dealing with the General Partner will be required to determine its authority to make any commitment or undertaking on behalf of the Partnership, nor to determine any fact or circumstance bearing upon the existence of its authority. In addition, no purchaser of any asset owned by the Partnership will be required to determine the sole and exclusive authority of the General Partner to sign and deliver on behalf of the Partnership any such instrument of transfer, or to see to the application or distribution of revenues or proceeds paid or credited in connection therewith, unless such purchaser had received written notice from the Partnership affecting the same.

                                                             PAGE 42 OF 48 PAGES


      12.13 Litigation. The General Partner will prosecute and defend such actions at law or in equity as may be necessary to enforce or protect the interests of the Partnership. The Partnership and the General Partner will respond to any final decree, judgment, or decision of any court, board, or authority having jurisdiction of the matter. The General Partner will satisfy any such judgment, decree, or decision first out of any insurance proceeds available therefor, next out of the assets of the Partnership, and finally out of the assets of the General Partner, to the extent legally required.

      12.14 Partition. The Partners hereby agree that no Partner shall have the right while this Agreement remains in effect to have any real property of the Partnership partitioned, or to file a complaint, or institute any proceeding at law or in equity to have any Partnership asset partitioned, and each Partner hereby waives any such right. It is the intention of the Partners that during the term of this Agreement, the rights of the Partners as among themselves shall be governed by the terms of this Agreement.

      12.15 General Partner with Interest as Limited Partner. If a General Partner has or acquires an interest as a Limited Partner, the General Partner, with respect to that Limited Partner's interest, will enjoy all of the rights and be subject to all of the duties of a Limited Partner.

      12.16 Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts will be construed together and will constitute one agreement.

      EXECUTED to be effective as of the date first above written.


      GENERAL PARTNERS:            /s/ PHIL SIMPSON
                                   -----------------------------------
                                   PHIL SIMPSON


                                   /s/ LORRAINE HAMMERICH SIMPSON
                                   -----------------------------------
                                   LORRAINE HAMMERICH SIMPSON


                                   /s/ DAVID P. SIMPSON
                                   -----------------------------------
                                   DAVID P. SIMPSON


      LIMITED PARTNERS:            /s/ PHIL SIMPSON
                                   -----------------------------------
                                   PHIL SIMPSON


                                   /s/ LORRAINE HAMMERICH SIMPSON
                                   -----------------------------------
                                   LORRAINE HAMMERICH SIMPSON

                                                             PAGE 43 OF 48 PAGES


                                  EXHIBIT "A"


Name and Address of            Initial Capital          Partnership
Partner                        Contribution             Interest
- -------------------            ---------------          -----------
GENERAL PARTNERS:

Phil Simpson                    $1,218,608              4.99 percent
1320 Greenway Drive
Suite 920
Irving, Texas 75038-2548

Lorraine Hammerich Simpson      $1,218,608              4.99 percent
1320 Greenway Drive
Suite 920
Irving, Texas 75038-2548

David P. Simpson                    $4,884              0.02 percent
P. O. Box 100
Avinger, Texas 75630-0100

LIMITED PARTNERS:

Phil Simpson                   $10,989,447              45.0 percent
1320 Greenway Drive
Suite 920
Irving, Texas 75038-2548

Lorraine Hammerich Simpson     $10,989,447              45.0 percent
1320 Greenway Drive
Suite 920
Irving, Texas 75038-2548

                               Partnership Assets

Partnership Assets include cash, receivables, securities, inventories, prepaid expenses, buildings and improvements, vehicles, and other assets valued at $24,420,994 (net of liabilities), including 1,953,140 shares of Common Stock, $1.00 par value, of Republic Group Incorporated.

                                                             PAGE 44 OF 48 PAGES


                               FIRST AMENDMENT TO
                        AGREEMENT OF LIMITED PARTNERSHIP
                                       OF
                            A.M. RHYNE & CO. LIMITED


      THIS FIRST AMENDMENT TO AGREEMENT OF LIMITED PARTNERSHIP OF A.M. RHYNE & CO. LIMITED (this "First Amendment"), dated as of September 19, 1996, is entered into by and among PHIL SIMPSON, LORRAINE HAMMERICH SIMPSON, and DAVID
P. SIMPSON, as General Partners, and PHIL SIMPSON and LORRAINE HAMMERICH SIMPSON, as Limited Partners, for the purposes and upon the terms and conditions as set forth herein.


                                   WITNESSETH

      WHEREAS, on August 8, 1996, Phil Simpson was designated the Manager of the Partnership by the unanimous consent of the General Partners; and

      WHEREAS, the Partners desire to (i) amend the Agreement to clarify certain rights, powers and duties of the Manager of the Partnership as specifically set forth below, and (ii) amend and restate Exhibit A to the Agreement;

      NOW, THEREFORE, in consideration of the premises and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Partners hereby (i) amend the Agreement as set forth below, and (ii) amend and restate Exhibit A to the Agreement by replacing the existing Exhibit A with the Exhibit A attached hereto (all capitalized terms used herein and not otherwise defined herein have the meanings assigned to them in the Agreement):

      1. Section 6.2.4 of Article 6 is amended by replacing such Section with the following language:

            Notwithstanding the foregoing paragraph, all Persons who are General Partners may, by unanimous consent, designate a managing partner ("Manager"). A designated Manager shall serve until the designation is revoked or the Manager ceases to serve for any other reason. If a Manager is designated, the Manager (subject to the restriction imposed by the next sentence) shall have the sole and exclusive authority to manage and control the assets and business of the Partnership, including, without limitation, the right to purchase, sell or vote securities held by the Partnership. The Manager is authorized to exercise all of the powers which could be exercised by majority consent of the General Partners, but shall not take any action requiring unanimous consent of the General Partners without first obtaining such consent. If a Manager is designated, any reference to "General Partner" in this Agreement shall also include "Manager," if applicable.

      2. Section 6.2.5 of Article 6 is amended by adding the following language to the end of such Section:

                                                             PAGE 45 OF 48 PAGES


      Provided, however, that for so long as a Manager has been designated, the Manager (subject to the restriction imposed by the fourth sentence in Section 6.2.4) shall have the sole and exclusive authority to manage and control the assets and business of the Partnership, including, without limitation, the right to purchase, sell or vote securities held by the Partnership.


      This First Amendment may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts will be construed together and will constitute one amendment.


      IN WITNESS WHEREOF, the undersigned have executed this First Amendment to be effective as of the date first above written.


      GENERAL PARTNERS:            /s/ PHIL SIMPSON
                                   -----------------------------------
                                   PHIL SIMPSON


                                   /s/ LORRAINE HAMMERICH SIMPSON
                                   -----------------------------------
                                   LORRAINE HAMMERICH SIMPSON


                                   /s/ DAVID P. SIMPSON
                                   -----------------------------------
                                   DAVID P. SIMPSON


      LIMITED PARTNERS:            /s/ PHIL SIMPSON
                                   -----------------------------------
                                   PHIL SIMPSON


                                   /s/ LORRAINE HAMMERICH SIMPSON
                                   -----------------------------------
                                   LORRAINE HAMMERICH SIMPSON

                                                             PAGE 46 OF 48 PAGES


                                  EXHIBIT "A"


Name and Address of              Initial Capital        Partnership
Partner                          Contribution           Interest
- ---------------                  ---------------        -----------
GENERAL PARTNERS:

Phil Simpson                      $1,218,608            4.99 percent
1320 Greenway Drive
Suite 920
Irving, Texas 75038-2548

Lorraine Hammerich Simpson        $1,218,608            4.99 percent
1320 Greenway Drive
Suite 920
Irving, Texas 75038-2548

David P. Simpson                      $4,884            0.02 percent
P. O. Box 100
Avinger, Texas 75630-0100

LIMITED PARTNERS:

Phil Simpson                     $10,989,447            45.0 percent
1320 Greenway Drive
Suite 920
Irving, Texas 75038-2548

Lorraine Hammerich Simpson       $10,989,447            45.0 percent
1320 Greenway Drive
Suite 920
Irving, Texas 75038-2548

                               Partnership Assets

Partnership Assets include cash, receivables, securities, inventories, prepaid expenses, buildings and improvements, vehicles, and other assets valued at $24,420,994 (net of liabilities), including 1,953,140 shares of Common Stock, $1.00 par value, of Republic Group Incorporated.

                                                             PAGE 47 OF 48 PAGES


                                                                       EXHBIIT C
                     UNANIMOUS CONSENT OF GENERAL PARTNERS

                                       OF

                            A.M. RHYNE & CO. LIMITED


      In accordance with the provisions of Article 6.2.4 of the Agreement of Limited Partnership (the "Partnership Agreement") of A.M. Rhyne & Co. Limited (the "Partnership"), the undersigned General Partners of the Partnership by unanimous written consent do hereby designate Phil Simpson to serve as Managing General Partner ("Managing General Partner") of the Partnership. The Managing General Partner shall serve until the designation is revoked or the Managing General Partner ceases to serve for any other reason. The Managing General Partner is hereby authorized and directed to manage and control the assets and business of the Partnership. The Managing General Partner may exercise all of the powers which could be exercised by majority consent of the General Partners as set forth in the Partnership Agreement.


                                        /s/ PHIL SIMPSON
                                        -----------------------------------
                                        PHIL SIMPSON


                                        /s/ LORRAINE HAMMERICH SIMPSON
                                        -----------------------------------
                                        LORRAINE HAMMERICH SIMPSON


                                        /s/ DAVID P. SIMPSON
                                        -----------------------------------
                                        DAVID P. SIMPSON



STATE OF TEXAS    )
                  )
COUNTY OF DALLAS  )

      BEFORE ME, the undersigned authority, on this day personally appeared Phil Simpson, known to me to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he executed the same for the purposes and consideration therein expressed and in the capacities therein stated.

      GIVEN UNDER MY HAND AND SEAL OF OFFICE this 8th day of August, 1996.


                                   /s/ PATRICIA TAYLOR
                                   -------------------------------------------
                                   Notary Public in and for the State of Texas
      [SEAL]

                                                             PAGE 48 OF 48 PAGES


STATE OF TEXAS    )
                  )
COUNTY OF DALLAS  )

      BEFORE ME, the undersigned authority, on this day personally appeared Lorraine Hammerich Simpson, known to me to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he executed the same for the purposes and consideration therein expressed and in the capacities therein stated.

      GIVEN UNDER MY HAND AND SEAL OF OFFICE this 8th day of August, 1996.


                                   /s/ PATRICIA TAYLOR
                                   -------------------------------------------
                                   Notary Public in and for the State of Texas
      [SEAL]



STATE OF TEXAS    )
                  )
COUNTY OF DALLAS  )

      BEFORE ME, the undersigned authority, on this day personally appeared David P. Simpson, known to me to be the person whose name is subscribed to the foregoing instrument, and acknowledged to me that he executed the same for the purposes and consideration therein expressed and in the capacities therein stated.

      GIVEN UNDER MY HAND AND SEAL OF OFFICE this 9th day of August, 1996.


                                   /s/ MILDRED DOWNS
                                   -------------------------------------------
                                   Notary Public in and for the State of Texas
      [SEAL]